

Mail Stop 3561

April 25, 2018

Via E-mail
Mr. Alfred J. Small
Senior Vice President and Chief Financial Officer
Castle Brands, Inc.
122 East 42nd Street, Suite 5000
New York, NY 10168

    Re: **Castle Brands, Inc.**
          Form 10-K for the Year Ended March 31, 2017
          Filed June 14, 2017
          File No. 001-32849

Dear Mr. Small:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining